Exhibit 99.1

TILL CAPITAL LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND FEBRUARY 28, 2014

(Unaudited)

Notice of Non-review of Interim Financial Statements

The attached interim condensed consolidated financial statements for the three months ended March 31, 2015 and three months ended February 28, 2014 have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

Till Capital Ltd.
Interim Condensed Consolidated Balance Sheets
As of March 31, 2015 and December 31, 2014
(Expressed in Canadian dollars)

	March 31, 2015	December 31, 2014
	(Unaudited)
ASSETS
Cash and cash equivalents	$30,510,485	$19,805,956
Investments (Note 3)	8,174,796	10,803,041
Reinsurance contract receivables	—	7,077,660
Property, plant and equipment (Note 4)	5,992,633	5,843,392
Royalty and mineral interests (Note 5)	17,689,056	16,077,999
Other assets (Note 6)	1,916,330	1,801,131

	$64,283,300	$61,409,179

LIABILITIES AND SHAREHOLDERS’ EQUITY

Reinsurance contract liabilities (Note 7)	$8,320,474	$7,873,366
Accounts payable and accrued liabilities (Note 8)	1,421,660	958,487
Securities sold short (Note 3)	180,649	84,097
Debt and finance leases (Note 9)	362,316	372,466
	10,285,099	9,288,416

SHAREHOLDERS’ EQUITY (Note 10)
Share capital	3,923	3,923
Contributed surplus	47,910,291	47,481,070
Accumulated other comprehensive income	3,987,749	—
Deficit	(4,439,408)	(795,707)
Equity attributable to shareholders of Till Capital Ltd.	47,462,555	46,689,286

Non-controlling interests	6,535,646	5,431,477

Total shareholders’ equity	53,998,201	52,120,763

	$64,283,300	$61,409,179

Subsequent events (Note 16)

Approved on behalf of the Audit Committee:

"William B. Harris"

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Till Capital Ltd.
Interim Condensed Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

	March 31, 2015	February 28, 2014
REVENUE
Premiums earned	$—	$—
Investment (loss) income, net (Note 3)	(549,203)	175,045
Interest and other income	183,525	1,778
	(365,678)	176,823
EXPENSES
General and administrative expenses	1,268,860	1,855,559
Staff costs	115,231	734,277
Stock-based compensation (Note 10)	429,223	(44,046)
Mineral property impairment	—	20,309,142
Write off of property, plant and equipment	128,078	—
Gain on sale of mineral interests	—	(440,531)
Foreign exchange (gain) loss	1,830,398	(14,442)
Interest and other expense (income)	2,691	(120,083)
	3,774,481	22,279,876
Loss before income taxes	(4,140,159)	(22,103,053)
Deferred income tax expense	—	(2,636,000)
Loss for the period	$(4,140,159)	$(24,739,053)
Loss attributable to:
Shareholders of Till Capital Ltd.	$(3,643,701)	$(24,739,053)
Non-controlling interests	(496,458)	—
	$(4,140,159)	$(24,739,053)
Basic loss per restricted voting share of Till Capital Ltd.	$(1.02)	$(13.72)
Weighted average number of restricted voting shares outstanding	3,569,184	1,803,472
Items that may be reclassified to profit and loss:
Loss for the period	$(4,140,159)	$(24,739,053)
Change in cumulative translation adjustment	4,343,032	2,012,105
Share of other comprehensive gain of associates	—	243,139
Unrealized loss on available-for-sale investments, net of tax	(355,283)	(13)
Comprehensive loss for the period	$(152,410)	$(22,483,822)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Till Capital Ltd.
Interim Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

	March 31, 2015	February 28, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(4,140,159)	$(24,739,053)
Items not affecting cash:
Depreciation and accretion expense	122,249	151,162
Foreign exchange (gain) loss	1,830,398	(586,588)
Stock-based compensation	429,223	(44,046)
Gain on investments	(3,812)	(194,866)
Change in accrued taxes	—	2,636,000
Gain on sale of mineral interests	—	(440,531)
Impairment losses and write-offs	128,078	21,003,516
Gain on equity investment in associates	—	(694,374)
Other	—	138,309
	(1,634,023)	(2,770,471)
Changes in non-cash working capital items:
Decrease in reinsurance receivable	7,077,660	—
Increase in receivables	(20,856)	(314,205)
(Increase) decrease in prepaid expenses and deposits	(1,101)	56,991
Increase in reinsurance contract liabilities	447,108	—
Increase in accounts payable and accrued liabilities	559,725	1,237,721
	6,428,513	(1,789,964)
CASH FLOWS FROM INVESTING ACTIVITIES
Increase in mineral interests	(104,685)	(614,602)
Sales (purchases) of investments, net	3,118,235	(163,668)
Sales of property, plant and equipment, net	—	85,411
Recovery of reclamation bonds	57,995	4,946
	3,071,545	(687,913)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans	—	24,575
Capital lease and debt payments	(10,150)	(42,959)
	(10,150)	(18,384)
Increase (decrease) in cash and cash equivalents during the period	9,489,908	(2,496,261)

Effect of exchange rate changes on cash	1,214,621	146,991

Cash and cash equivalents, beginning of the period	19,805,956	5,231,078

Cash and cash equivalents, end of the period	$30,510,485	$2,881,808
Supplemental disclosure with respect to cash flows (see Note 13).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Till Capital Ltd.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

	Capital Stock			Accumulated other	Non-
			Contributed	comprehensive	controlling
	Shares	Amount	surplus	income (loss)	interests	Deficit	Total
Balance, December 1, 2013	1,803,166	$118,517,708	$10,072,368	$(949,894)	$—	$(72,409,956)	$55,230,226
Issuance of shares - properties	65,625	5,906	—	—	—	—	5,906
Stock-based compensation and other	—	—	(44,046)	—	—	—	(44,046)
Change in value of investments	—	—	—	(13)	—	—	(13)
Share of comprehensive loss of associates	—	—	—	243,141	—	—	243,141
Cumulative translation adjustment	—	—	—	2,012,102	—	—	2,012,102
Net loss for the year	—	—	—	—	—	(24,739,053)	(24,739,053)
Balance, February 28, 2014	1,868,791	$118,523,614	$10,028,322	$1,305,336	$—	$(97,149,009)	$32,708,263

Balance, December 31, 2014	3,569,184	$3,923	$47,481,068	$—	$5,431,477	$(795,707)	$52,120,761
Stock-based compensation	—	—	429,223	—	—	—	429,223
Non-controlling interests	—	—	—	—	1,600,627	—	1,600,627
Change in value of investments	—	—	—	(355,283)	—	—	(355,283)
Cumulative translation adjustment	—	—	—	4,343,032	—	—	4,343,032
Net loss for period	—	—	—	—	(496,458)	(3,643,701)	(4,140,159)
Balance, March 31, 2015	3,569,184	$3,923	$47,910,291	$3,987,749	$6,535,646	$(4,439,408)	$53,998,201

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

1.   NATURE OF OPERATIONS

Till Capital Ltd. ("Till" or the "Company") was incorporated under the laws of Bermuda on August 20, 2012 under the name Resource Holdings Ltd. On March 19, 2014, the Company changed its name to Till Capital Ltd. in accordance with its bye-laws and section 10 of the Bermuda Companies Act 1981, as amended (the "Companies Act"). Till Capital Ltd. is an exempted holding company with its principal place of business at Continental Building, 25 Church Street, Hamilton HM12, Bermuda.  Its registered office is Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda and the registered agent is Compass Administration Services Ltd. Through its wholly owned subsidiary, Resource Re Ltd. ("RRL"), the Company is primarily engaged in the reinsurance business, supported by a hybrid investment strategy. RRL was incorporated under the laws of Bermuda on August 20, 2012 and is licensed as a Class 3A insurance company in Bermuda by the Bermuda Monetary Authority ("BMA").

2.   BASIS OF PRESENTATION

Basis of presentation and measurement

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the ten months ended December 31, 2014 that have been prepared in accordance with IFRS as issued by the IASB. The interim condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and stock based awards that have been measured at fair value. The Company’s presentation currency is Canadian dollars. Reference herein to $ is to Canadian dollars.  Reference herein to US$ is to United States dollars.

AMB's purchase of Till as the accounting acquirer

Americas Bullion Royalty Corp. ("AMB"), formerly Golden Predator Corp., was incorporated under the laws of the Province of British Columbia on January 6, 2009.  AMB's business was to generate passive royalty income from its royalty properties, conduct mining exploration and development activities, and invest in undervalued natural resource assets. AMB’s principal royalty properties were located in Nevada, United States and its exploration properties were primarily located in the Yukon, Canada.

On April 17, 2014, as a part of the Company's reorganization plan, AMB purchased all of the issued and outstanding shares of Till from MultiStrat Holdings Ltd. ("MSH") for $1.5 million (US$1.4 million).  The assets of Till included $1.1 million (US$1.0 million) cash and 100% interest in Resource Re Ltd. AMB was considered the accounting acquirer and Till was the legal acquirer. The following factors from guidelines in IFRS 3, "Business Combinations" , were used in determining that AMB was the accounting acquirer:

•	AMB initiated and managed the transaction and the board of directors and senior management of AMB remained with Till subsequent to the reorganization.
•	The shareholders of AMB received 50.01% of the total shares issued or 1,806,789 shares of the total 3,612,684.
•	The carrying value of the AMB assets was greater than that of the assets of Till.
•	The estimated fair value of the AMB assets, based on AMB's market capitalization, exceeded the estimated fair value of the assets of Till.
•	AMB purchased all of the issued and outstanding shares of Till by transferring approximately $1.5 million (US$1.4 million) for the purchase.

Basis of consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities that the Company controls, either directly or indirectly.  Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee.  Power over an investee exists when the Company has existing rights that give it the ability to direct the activities that significantly affect the investee’s returns. This control  is generally evidenced through ownership of more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in consolidation.

Where necessary, adjustments are made to the financial statements of the subsidiaries and entities to conform their accounting policies with those used by the Company.

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

The Company’s major subsidiaries and ownership interest as of March 31, 2015 are as follows:

Name of Subsidiary	Country of Incorporation	Functional Currency	Proportion of Ownership Interest	Principal Activity

Resource Re, Ltd.	Bermuda	US	100%	Reinsurance
Till Capital US Holding Corp.	Nevada, USA	US	100%	Holding company
Golden Predator U.S. Holding Corp.	Nevada, USA	US	100%	Management services
Till Management Company	Nevada, USA	US	100%	Investment management
Golden Predator Mining Corp. (formerly Northern Tiger)	Alberta, Canada	Canadian	59.72%	Mineral exploration
Silver Predator Corp.	British Columbia, Canada	Canadian	71.65%	Mineral exploration

Changes in accounting period

In 2014, in conjunction with the reorganization plan, the Company changed its year-end from February 28 to December 31.  Therefore, the interim condensed consolidated financial statements presented here are for the three months ended March 31, 2015 compared to the three months ended February 28, 2014.

New accounting standards

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact on its consolidated financial statements:

Financial Instruments

IFRS 9, "Financial Instruments" ("IFRS 9"), addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and
2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the complete version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in International Accounting Standards ("IAS") 39, Financial Instruments: Recognition and Measurement (“IAS 39”).  Additionally, IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets, and some modifications related to hedge accounting. This final version of IFRS 9 will become effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) replaces IAS 11, “Construction Contracts”, IAS 18, “Revenue”, IFRIC 13, “Customer Loyalty Programmes”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfer of Assets From Customers” and Standard Interpretations Committee, (“SIC”) 31, “Revenue - Barter Transaction Involving Advertising Services”. IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This revenue standard introduces a single, principles based, five-step model for the recognition of revenue when control of a good or service is transferred to the customer and requires the reporting entity to identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price and recognize revenue when a performance obligation is satisfied. IFRS 15 is intended to enhance disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers and to improve the comparability of revenue from contracts with customers. This standard will become effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

3.   INVESTMENTS

Held for trading investments

	March 31, 2015
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies - natural resource sector	$4,118,802	$635,856	$4,754,658
Public companies - all other sectors	806,968	(31,875)	775,093
Private companies - natural resource sector	1,907,093	(296,451)	1,610,642
Private companies - all other sectors	126,440	—	126,440
Gold bullion	271,657	(28,568)	243,089
	$7,230,960	$278,962	$7,509,922

	December 31, 2014
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies - natural resource sector	$7,628,272	$77,906	$7,706,178
Public companies - all other sectors	513,014	(16,053)	496,961
Private companies - natural resource sector	1,753,699	(262,742)	1,490,957
Private companies - all other sectors	297,721	—	297,721
Gold bullion	249,807	(22,693)	227,114
	$10,442,513	$(223,582)	$10,218,931

Available for sale investments

	March 31, 2015
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies - natural resource sector	$951,286	$(362,794)	$588,492
Public companies - all other sectors	68,871	(12,489)	56,382
Private company - natural resource sector	—	20,000	20,000
	$1,020,157	$(355,283)	$664,874

	December 31, 2014
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Public companies - natural resource sector	$893,798	$(387,280)	$506,518
Public companies - all other sectors	68,871	(11,279)	57,592
Private company - natural resource sector	—	20,000	20,000
	$962,669	$(378,559)	$584,110

Total Investments

	March 31, 2015
	Cost	Unrealized Gain / (Loss)	Estimated Fair Value
Held for trading	$7,230,960	$278,962	$7,509,922
Available for sale	1,020,157	(355,283)	664,874
	$8,251,117	$(76,321)	$8,174,796

	December 31, 2014
	Cost	Unrealized Loss	Estimated Fair Value
Held for trading	$10,442,513	$(223,582)	$10,218,931
Available for sale	962,669	(378,559)	584,110
	$11,405,182	$(602,141)	$10,803,041

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

Securities sold short

	March 31, 2015
	Cost	Unrealized Loss	Estimated Fair Value
Public companies – natural resource sector	$(55,740)	$(665)	$(56,405)
Public companies – all other sectors	(122,826)	(1,418)	(124,244)
	$(178,566)	$(2,083)	$(180,649)

	December 31, 2014
	Cost	Unrealized Loss	Estimated Fair Value
Public companies – natural resource sector	$(71,298)	$(12,799)	$(84,097)

Fair value measurement

The fair value of securities in the Company’s investment portfolio is estimated using the following techniques:

Level 1 -
Assets or liabilities with quoted prices in active markets. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry company, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2 -
Assets or liabilities which are measured using observable market data and are not allocable to level 1. Measurement is based, in particular, on prices for comparable assets and liabilities that are traded on active markets, prices on markets that are not considered active as well as inputs derived from such prices or market data.

Level 3 -	Assets or liabilities that cannot be measured or can only be partially measured using observable market inputs. The measurement of such instruments draws principally on valuation models and methods.

The Company determines the estimated fair value of each individual security utilizing the highest level inputs available.

The Company’s investments in public companies are mostly classified as Level 1 investments because the fair values are based on quoted prices in active markets for identical assets that are recorded at fair value.  The Company’s shares in privately-held companies are valued at the amount stated in the contractual agreement less a discount for which there is no observable market data.

The fair value hierarchy of the Company’s investment holdings is as follows:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$5,343,150	$—	$—	$5,343,150
Public companies – all other sectors	831,475	—	—	831,475
Private companies – natural resource sector	—	—	1,630,642	1,630,642
Private companies – all other sectors	—	—	126,440	126,440
	6,174,625	—	1,757,082	7,931,707
Gold	243,089	—	—	243,089
Investments total	$6,417,714	$—	$1,757,082	$8,174,796

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$7,637,160	$575,536	$—	$8,212,696
Public companies – all other sectors	554,553	—	—	554,553
Private companies – natural resource sector	—	—	1,510,957	1,510,957
Private companies – all other sectors	—	—	297,721	297,721
	8,191,713	575,536	1,808,678	10,575,927
Gold	227,114	—	—	227,114
Investments total	$8,418,827	$575,536	$1,808,678	$10,803,041

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

The fair value hierarchy of the Company’s securities sold short is as follows:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$(56,405)	$—	$—	$(56,405)
Public companies – all other sectors	(124,244)	—	—	(124,244)
Investments total	$(180,649)	$—	$—	$(180,649)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Public companies – natural resource sector	$(84,097)	$—	$—	$(84,097)

A reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using Level 3 Inputs during the three months ended March 31, 2015 is as follows:

Equity
Securities
Level 3 investments as of December 31, 2014	$1,808,678
Purchases	—
Sales	—
Total realized loss	(12)
Change in unrealized loss	129,867
Transfers out of Level 3	(181,451)
Level 3 investments as of March 31, 2015	$1,757,082

Net realized and unrealized gain (loss) on Level 3 investments are as follows:

	Three Months Ended
	March 31, 2015	February 28, 2014
Net realized loss on Level 3 investments	$(12)	$—
Change in unrealized loss on Level 3 investments	129,867	117,755
Net realized and unrealized gain on Level 3 investments	$129,855	$117,755

Realized gain (loss) on investments, net:

	Three Months Ended
	March 31, 2015	February 28, 2014
Equities	$(587,827)	$20,164
Options, warrants and futures	(322,268)	—
Bonds	(52,738)	—
Foreign currency	174,727	—
Total	$(788,106)	$20,164

Net change in unrealized loss on investments:

	Three Months Ended
	March 31, 2015	February 28, 2014
Equities	$518,692	$603,235
Options and futures	7,708	—
Bonds	12,903	—
Gold bullion	(3,812)	—
Foreign currency	31,344	—
Total	$566,835	$603,235

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

Ordinary investment expense:

	Three Months Ended
	March 31, 2015	February 28, 2014
Interest and dividends paid	$53,281	$—
Investment related expenses	(381,213)	—
Total	$(327,932)	$—

Investment income, net:

	Three Months Ended
	March 31, 2015	February 28, 2014
Net realized gain (loss) on held for trading securities	$(788,106)	$20,164
Change in net unrealized gain on held for trading securities	554398	603235
Change in net unrealized loss on available for sale securities	12437	(448354)
Ordinary investment expense	(327932)	—
Total	$(549,203)	$175,045

4.   PROPERTY, PLANT AND EQUIPMENT

	Land and structures	Computer equipment	Leasehold improvements and furniture	Equipment	Total
Cost:
Balance, December 31, 2014	$978,509	$817,405	$113,866	$6,008,562	$7,918,342
Additions	—	3,281	—	—	3,281
Dispositions	—	(497,504)	(20,295)	(138,229)	(656,028)
Currency translation adjustment	62,400	53,043	7,625	336,207	459,275
Balance, March 31, 2015	$1,040,909	$376,225	$101,196	$6,206,540	$7,724,870
Accumulated depreciation:
Balance, December 31, 2014	$273,338	$737,999	$99,059	$964,554	$2,074,950
Depreciation	21,066	24,572	5,948	70,664	122,250
Dispositions	—	(477432)	(11236)	(35905)	(524573)
Currency translation adjustment	7839	47422	4237	112	59610
Balance, March 31, 2015	$302,243	$332,561	$98,008	$999,425	$1,732,237
Net carrying amounts:
As at December 31, 2014:	$705,171	$79,406	$14,807	$5,044,008	$5,843,392
As at March 31, 2015:	$738,666	$43,664	$3,188	$5,207,115	$5,992,633

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

5.   ROYALTY AND MINERAL INTERESTS

2015	Balance, December 31, 2014	Acquisition costs incurred	Exploration costs incurred	Currency Translation Adjustment	Balance, March 31, 2015

Yukon, Canada Properties:
Brewery Creek	$2,135,328	$—	$18,577	$—	$2,153,905
Sonora Gulch	3,571,614	—	(11,003)	—	3,560,611
3 Aces	1,297,885	(2,200)	—	—	1,295,685
Other	2,072,485	7,099	—	—	2,079,584
Royalty interests	28,090	—	—	2,457	30,547

Total Yukon, Canada Properties	$9,105,402	$4,899	$7,574	$2,457	$9,120,332

U.S. and Other Properties:
Taylor	$4,467,661	$—	$2,919	$1,015,646	$5,486,226
Other SPD Properties	1,836,875	—	89,203	429,510	2,355,588
Other US Properties	537,467	—	89	47,014	584,570
Royalty interests	130,594	—	—	11,746	142,340

Total U.S. and Other Properties	$6,972,597	$—	$92,211	$1,503,916	$8,568,724

Total	$16,077,999	$4,899	$99,785	$1,506,373	$17,689,056

As part of the reorganization described in Note 2, the Company entered into agreements to transfer certain assets to Silver Predator Corp. ("SPD") and Golden Predator Mining Corp ("GPY"), formerly Northern Tiger Resources Inc.  Because the reorganization resulted in the Company consolidating SPD and GPY, the mineral properties related to these agreements were adjusted further due to the fair market value of the acquired stock being lower than their book value of the assets on the date of the transaction. Additionally, the Company owns mineral properties as a result of controlling interests in SPD and GPY.  See their respective publicly disclosed financial statements for additional information regarding these properties.

YUKON PROPERTIES

Brewery Creek

The Brewery Creek project is a past producing heap leach gold mining operation with a total of about 280,000 ounces of gold produced from seven near-surface oxide deposits along the property's Reserve Trend from 1996 through 2002, when the mine (operated by Viceroy Resource Corporation) shut down primarily due to low gold prices.  The 200 square kilometer property is located 55 kilometers due east of Dawson City, accessible by paved and gravel roads from the junction of the North Klondike and Dempster Highways.

A positive Preliminary Economic Assessment was released in accordance with Canadian NI 43-101 on the Brewery Creek Project during the fourth quarter of 2014. The project holds a Quartz Mining License and a Type A Water License both with expiration dates of December 31, 2021. The Type A water license is subject to the restrictions and conditions contained in the Yukon Water Act and Regulations. The project is also in receipt of all necessary permits required to conduct additional exploration.

The Company is working on a project proposal submission to the Executive Committee of the Yukon Environmental and Socio-economic Assessment Board for their review that will lead to an updated Quartz Mining and Water Licenses for renewed mining and processing at Brewery Creek.  Golden Predator Mining Corp. is actively seeking a qualified operator as a joint venture partner.

Sonora Gulch

Golden Predator owns 100% interest in 259 contiguous quartz claims at Sonora Gulch subject to a 1% net smelter royalty ("NSR").  The property is located 40 kilometers west of Capstone’s Minto Mine, the main target for this property is a multi-phase porphyry with primarily copper and gold mineralization.

3Aces

The 3Aces property consists of 1,105 contiguous quartz claims located in southeast Yukon. The property is located along the Nahanni Range Road that accesses the operational Cantung Mine located 40 kilometers to the north and covers a high grade gold shear-hosted orogenic vein system. The property is subject to a 4% NSR.

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

OTHER PROPERTIES

Angels Camp, Oregon

On March 7, 2013, the Company entered into an option agreement for the Company’s 50% interest in the Angels Camp property and received $25,000 and one million common shares in Orsa Ventures Corp. (“Orsa”), and is to receive $365,000 in cash payments over a seven year period ($35,000 was received in March 2014). The Company retained a 1.25% NSR interest on the project. On September 13, 2013, Orsa Ventures was acquired by Alamos Gold Inc. (“Alamos”) and the Company received $100,000 for its 1,000,000 shares in Orsa. Alamos has taken over the option agreement. The Company received the March 2015 option payment from Alamos gold.

Taylor, Nevada

Silver Predator owns a 100% interest in the Taylor Mine and Mill that is located in White Pine County, Nevada, 27 kilometers south of the town of Ely and 4.0 kilometers (2.5 miles) east of US highway 50. The property consists of 197 unpatented and patented lode claims and five unpatented millsite claims totaling 1,578 hectares (3,900 acres), subject to a 2% NSR royalty.

Phoenix Property

On March 21, 2013, the Company entered into an option agreement to sell its 40% interest in the Phoenix Property in Nevada. The Company received US$50,000 in cash at signing, an additional US$50,000 in September, 2013, and is to receive $1.6 million in cash or shares of Battle Mountain Gold Inc. ("BMG") before October, 2015 unless BMG receives at least $10,000,000 in financing prior to that date, in which case the payment would be made within 10 days of such financing. Additionally, the Company received two million common shares of the optionee, BMG, then a private corporation, valued at $0.15 per share.  In 2014, Madison Minerals completed a reverse takeover of BMG, and BMG shares are now publicly traded.

6.   OTHER ASSETS

	March 31, 2015	December 31, 2014
Prepaid expenses and deposits	$339,248	$338,148
Other receivables	63,079	42,224
Reclamation bonds	1,075,773	1,017,778
Intangibles	438,230	402,981
	$1,916,330	$1,801,131

7.   REINSURANCE CONTRACT LIABILITES

The summary of changes in reinsurance contract liabilities are summarized below:

	Three Months Ended
	March 31, 2015	December 31, 2014
Balance at beginning of period	$7,873,366	$—
Incurred losses relating to:
Outstanding loss reserves	—	3,706,488
Incurred but not reported provision	—	4,077,911
Adjusting and other expenses	—	88,967
Total incurred current year	—	7,873,366

Paid losses related to:
Current period	—	—
Prior period	(236,637)	—
Total paid	(236,637)	—
Adjustment due to currency conversion	683,745	—

Balance at end of period	$447,108	$7,873,366

The establishment of the provision for reinsurance contract liabilities is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors.  These factors include historical trends involving claim payment patterns, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns, depending on the business assumed.

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's management and independent loss adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims such as property claims tend to be more predictable than long-tailed claims, such as general liability claims.

Consequently, the establishment of the provision for reinsurance contract liabilities relies on the judgment and opinion of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on the expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

Management continually refines its reserve estimates in a regular ongoing process that includes review of key assumptions, historical loss experience, juridical trend, legislation changes and specific industry practices.  In establishing reserves, the Company takes into account estimated legal defense and indemnity costs, claim complexity and the potential severity of individual claims. Informed judgment is applied throughout the process.

8.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2015	December 31, 2014
Trade payables	$1,181,988	$492,054
Reinsurance contract payables	49,686	—
Payroll remittances and accrued benefits	86,511	105,071
Accrued liabilities	103,475	361,362
	$1,421,660	$958,487

9.   DEBT AND FINANCE LEASES Office building note

The Company maintains a note agreement secured by an office building and land in Hayden, Idaho. The note calls for monthly payments of

US$3,627, including interest at 4.5%, and matures October 2016.

Short term premium financing

The Company has an insurance policy premium note for policies for Golden Predator Mining Corp. that calls for monthly payments of $2,918, including interest at 9.04% and matures May 2015.

As at March 31, 2015:	Total
Office building note	$356,545
Short term premium financing	5,771
$362,316
As at December 31, 2014:
Office building note	$339,316
Short term premium financing	14,266
Equipment finance leases	18,884
$372,466

10. SHARE CAPITAL AND RESERVES

a)  Authorized share capital

In April 2014, in conjunction with the reorganization transaction, the Company's board of directors approved changes to the authorized share capital. The Company is authorized to issue 12,000,000 of restricted voting shares at a par value of US$0.001. Shares of Till have restricted voting rights, whereby no single shareholder of Till is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till shares.  However, if any one shareholder of Till beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till shares, the 9.9% restriction will no longer apply to the Till shares.

The Company implemented a quasi-reorganization effective December 31, 2014 to restate its Share capital to an amount equal to its then issued and outstanding shares multiplied by the par value per share of US$0.001, or $3,923. The quasi-reorganization also eliminated the Company's historical Deficit and increased Contributed surplus.  Because assets had been stated at approximate fair values, the quasi-reorganization had no effect on recorded assets.

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

A quasi-reorganization is an accounting process and transaction which results in eliminating the accumulated deficit in retained earnings. This accounting process and transaction is limited to a reclassification of accumulated deficits as a reduction of Share capital.  The Company implemented the quasi-reorganization effective December 31, 2014 upon completion of the Company's revised business strategy and operating plans, and as a result thereof entered into the reinsurance business.

b)  Stock options and warrants

The Company adopted an incentive stock option plan (the “2014 Stock Option Plan”), under which Till’s board of directors may, from time to time and in its sole discretion, award options to acquire shares of the restricted voting stock of the Company to directors, employees and consultants.

During the period ended March 31, 2015, the Company recognized share based compensation related to options and warrants of $429,223, which amounts are reported in the consolidated statement of comprehensive loss.

At March 31, 2015, the Company has 311,117 stock options outstanding with a weighted average exercise price of $19.26, and 179,500 warrants outstanding with a weighted average exercise price of $9.92.

11. EARNINGS PER SHARE

The Company uses the treasury stock method to calculate diluted earnings per share.  Following the treasury stock method, the numerator for the Company’s diluted earnings per share calculation remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options and warrants does not result in an adjustment to profit or loss.

Stock options to purchase 311,117 restricted voting shares were outstanding at March 31, 2015 (December 31, 2014 – 307,863). Warrants to purchase 179,500 restricted voting shares were outstanding at March 31, 2015 (December 31, 2014 – 8,500).  These stock options and warrants were excluded in the calculation of diluted earnings per share because the exercise price of the awards was greater than the weighted average market value of the restricted voting shares in the three months ended March 31, 2015.

12. SEGMENT INFORMATION

The Company's only operating segment is reinsurance.

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The Company had no significant transactions impacting cash flows for the three months ended March 31, 2015.

14. RELATED PARTY DISCLOSURES

At February 28, 2014, the Company had investment in associates with SPD, enCore (formerly Wolfpack) and Redtail Metals Corp. ("RTZ"). Due to the reorganization, SPD and RTZ were fully consolidated, and enCore was treated as an investment.

The Company is party to service agreements with SPD and GPY whereby the Company provides accounting, corporate communications and technical services on a cost plus recovery basis.  During the three months ended March 31, 2015, the Company charged SPD and GPY a total of $97,717 for these services.

Currently, all of the Company’s reinsurance is sourced from Multi-Strat Re.  Multi-Strat Re. is wholly-owned by Multi-Strat Holdings Ltd. (“MSH”), a company incorporated under the laws of Bermuda. Joseph Taussig, a Director of the Company, personally owns all of the voting shares of MSH.

The remuneration of the Company's directors and other key management personnel was as follows:

	Three Months Ended
	March 31, 2015	February 28, 2014
Executive salaries and management fees	$175,745	$145,250
Share-based compensation	43,062	13,359
	$218,807	$158,609

15. RISK MANAGEMENT

The significant risk exposures have not changed since the Company’s annual report for the period ended December 31, 2014.

Till Capital Ltd.
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2015 and February 28, 2014
(Unaudited - Expressed in Canadian dollars)

16. SUBSEQUENT EVENTS

a.   Acquisition of Omega Insurance Holdings, Inc.

On May 15, 2015, the Company acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately-held and fully licensed Toronto, Canada based insurance provider, including its subsidiaries, Omega General Insurance Company and Focus Group, Inc. At closing, the Company paid Omega shareholders approximately $14.7 million, representing 95% of 1.2 times book value as at September 30, 2014. The transaction is subject to a post-closing “true-up” to cover changes in the book value from September 30, 2014 to the closing date. The Company will also pay an additional amount (currently estimated at approximately $1.0 million) for pending insurance transactions in process at closing, when those transactions actually close. All payments are subject to a
5% hold-back to be paid to Omega shareholders based on 2015 year-end results, and adjusted to give effect to any adverse development above 10% in claim reserves calculated from the closing date until December 31, 2015.

b.  Installment payments on note agreements

On April 17, 2015, the Company's subsidiary, Resource Re Ltd. ("RRL"), received its first installment payments on notes from its controlled subsidiaries, GPY and SPD.  Pursuant to the note agreements, the payments were received in the form of shares of the respective companies. RRL received 3,948,571 shares of GPY, after which it holds 18,912,124 shares, or 59.72% of GPY's issued and outstanding shares; and 29,028,000 shares of SPD, after which it holds 91,705,674 shares, or 71.65% of SPD's issued and outstanding shares.